EXHIBIT 99.1

GOLD STANDARD EXPANDS DRILL PROGRAM AT PINION PROJECT

Third Rig Added To Test New Rock Chip Channel Results Including 27.4m of 1.05 g Au/t;
130.8m of 0.35 g Au/t and 14.0m of 0.38 g Au/t

October 15, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today that assays of new surface rock chip channel samples taken from altered outcrops at the north end of the Pinion deposit have returned high values and identified a new surface gold target.  A third RC rig has been mobilized to ensure that this new target is drilled in the current program.  The company’s 100%-owned/controlled Railroad-Pinion Project consists of 11,555 hectares (28,553 acres) of patented and unpatented claims in the heart of Nevada’s Carlin Trend, one of the world’s most productive gold-producing areas.

A systematic surface sampling program was initiated in August, 2014.  Individual chip channel samples were taken which varied from 1.5m to 3.1m in length; assays from these samples ranged from 0.18 to 2.93 g Au/t (grams of gold per tonne).  The samples were collected from surface exposures of altered multilithic collapse breccia, the key gold-bearing feature at Pinion.

Key Highlights

•
The interval of 27.4m of 1.05 g Au/t remains open at both ends and represents a new target approximately 100m west-northwest of the NI43-101 compliant Pinion gold resource announced September 10, 2014 (click the following link for Pinion North Zone sampling map: http://goldstandardv.com/pinion-channel/).  This gold mineralization is hosted in breccia along the contact between the Devil’s Gate limestone and the underlying Nevada Group dolomite.  Mineralization is open in width and along strike.  This target has not been drill tested by previous operators.  The Company plans to drill this target this month.

•
Within the Pinion North Zone, continuous rock chip channel samples of oxidized and silicified multilithic collapse breccia returned the following weight-averaged, composite intervals: 130.8m of 0.35 g Au/t; 14.0m of 0.38 g Au/t; 9.5m of 0.331 g Au/t; 6.1m of 0.16 g Au/t; 6.1 m of 0.21 g Au/t; 3.1m of 0.35 g Au/t; 2.4m of 0.56 g Au/t.  These channel samples represent mineralization 18m to 40m up-dip from historic drill holes TC-005 (24.4m of 0.76 g Au/t); TCT-005 (10.7m of 0.55 g Au/t) and TC-002 (7.6m of 0.55 g Au/t).  As illustrated in the accompanying figure, these gold bearing intervals vary from perpendicular to oblique to the strike of the breccia (click the following link for Pinion North Zone sampling map: http://goldstandardv.com/pinion-channel/).  At this location, geologic mapping and sampling indicate the multilithic collapse breccia host horizon ranges in thickness from 8 to 25m, and is the strike-continuation of the multilithic collapse breccia that hosts the bulk of the Pinion gold deposit to the south.

To assess the Pinion North Zone oxidized gold mineralization at depth and along strike, a third RC drill has been mobilized to the project. Funding for this program was obtained in the financing which closed on August 19, 2014.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “With gold mineralization at the surface, both in a northerly trending breccia and along the Devil’s Gate/Nevada group contact, we have good potential to expand Pinion to the north.  This complex area of intersecting north- and northwest-striking faults is poorly tested with wide-spaced historic drilling.  We plan to test the breccia at shallow depths, down dip from the channel samples with 6 to 10, west-directed angle holes.  This is just one of the quality targets we’ll test in our phase 2 program, which is currently in progress at Pinion.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the field to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample. The samples were delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

The Company also announces the issuance of 194,765 common shares at a deemed price of $0.72 per share to David Mathewson, the Company’s former Vice-President, Exploration, in settlement of the balance of the transition payment due to Mr. Mathewson as previously announced on June 5, 2014.  The shares are subject to a 4 month hold period expiring February 11, 2015.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.
On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com